CanAlaska Uranium Letter to Shareholders – August, 2010

Dear Shareholders:

It is my pleasure to report to you on your company’s progress in fiscal year 2010.  Despite the year’s financial crisis and market downturn, which saw many exploration companies cutback significantly on their exploration efforts, CanAlaska maintained steady, methodical progress in its mission of discovering one or more large uranium deposits in Canada’s Athabasca Basin.

During the fiscal year, we expended over $9.1 million in advancing our active projects, achieving success in defining and vectoring towards multiple uranium targets through our extensive drilling and geophysical investigations.  Our professional team maintained five separate exploration camps across the Athabasca Basin, sometimes in very trying conditions owing to the poor ice conditions experienced in northern Canada this winter.  I wish to acknowledge, and inform you, that our exploration and corporate support team has received high praise from all our partners, and that they represent a credit to the exploration industry.  This team allows CanAlaska to carry out its own exploration programs, and provides us with an experienced group for the most flexible and lowest cost options for uranium exploration in the Athabasca.

Our cooperation with international partners resulted in several new milestones.  This fiscal year saw CanAlaska’s first joint conduct of exploration with geologists from China at our Poplar project and the formation of a 50/50 joint venture with Japan’s Mitsubishi Corporation at the West McArthur project following Mitsubishi’s completion of an $11 million earn-in.  A further 5-year, $20 million programme of investigations is now planned for the West McArthur project.  At our Cree East project, we were pleased to welcome increased technical participation by our partners from the Korea Consortium in a programme that continues to show promising targets for close-in drill exploration.

Our partnerships domestically in Canada are also worthy of mention.  CanAlaska has undertaken extensive efforts to build bridges with native communities, recognizing the need to develop sustainable, long-term relationships in order to realize jointly both the human and economic potential of a future uranium mining enterprise.  In March, 2010, CanAlaska received permits from the Government of Manitoba to resume exploration on our NE Wollaston project following the successful completion of an extensive two-and-a-half year consultation process.  We now look forward to attracting additional strategic partners to participate in this large and promising exploration project.

We are grateful for the long term support of our major shareholder groups.  The exploration we are carrying out is being done methodically and carefully, but with greater haste now that we continue to intersect large alteration zones and increased indications of radioactivity.  We  meet and talk regularly with our individual shareholders, and realize that success is eagerly awaited.  We firmly believe that we possess excellent potential for significant uranium discoveries, both with our current partnerships and with those to come.  Our aim is to provide our shareholders with the rewards of exploration and corporate success, and in 2010-2011 we will continually increase our market awareness programs.

In concluding, CanAlaska, with its current cash and strong major shareholder support, remains well-positioned to weather the many challenges facing junior exploration companies during this economic downturn.  At our annual meeting, we will be seeking approval authorizing the consolidation of all of the Company’s issued shares on a maximum basis of one for ten common shares.  We believe that the number of outstanding common shares may no longer reflect the value of the assets of the Company.  As the company’s future performance is largely tied to its ability to raise equity financing, without excessively diluting the interests of its current shareholders, we believe that this is in the best interest of all current shareholders.  The proposed consolidation will enable potential investors to better evaluate the Company in connection with future equity financings. Our major exploration partnerships, and large and extensive exploration programs already differentiate CanAlaska from the majority of exploration companies, and we now believe it is time to strengthen our corporate position and present to a larger financial market.  I ask for your support for this action.

We are confident in our ability to undertake professional exploration for uranium targets and our ability to work with investors and stakeholders alike in realizing the potential and value of a world-class uranium deposit.

Yours very truly,

Peter G. Dasler, M.Sc., P. Geo.

President & CEO

Tel: +1-604-688-3211   Fax: +1-604-688-3217

#1020 - 625 Howe Street, Vancouver, B.C., Canada  V6C 2T6

www.canalaska.com    Email: info@canalaska.com